

03015764

AP 4/22/03

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

RECD S.E.C.

APR 15 2003

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8- 48057

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01|01|2002 AND ENDING 12|31|2002

  MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: DBA: S. K. INVESTMENTS
Shree Krisn Investments Inc.

OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

FIRM I.D. NO.

3030 N. CENTRAL AVE. # 200

(No. and Street)

CHICAGO   IL   60634

(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
HEMANT MODI   847-765-5493

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

NILESH TOPIWALA, CPA.

(Name – if individual, state last, first, middle name)

9418 W. IRVING PARK RD; SCHILLER PARK, IL 60176

(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☑ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

PROCESSED

MAY 01 2003

THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

Potential persons who are to respond to the collection of
information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, _Hemant Modi_ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of _S. K. Investments_ , as of _12/31/2002_ , 20___ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Corporate Acct of S. K. Investments

_____

_____

_____
Signature

_____
President
Title

_____
Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

AUDIT REPORT
OF
SHREE KRISN INVESTMENT, INC.
FOR THE YEAR ENDED DECEMBER 31,2002

NILESH TOPIWALA,CPA
9418 W Irving Park Road
Schiller Park IL 60176
TEL (847) 678-0230
FAX (847) 678-0271

Report of Independent Public Accountant

To the Stockholders and the Board of Directors of
Shree Krisn Investments, Inc.

I have audited the accompanying balance sheet of Shree Krisn Investments, Inc. as of
December 31, 2002 and the related statements of income, retained earnings and cash
flows. These financial statements are the responsibility of the company's management.
My responsibility is to express an opinion on these financial statements based on my
audit.

I conducted my audit in accordance with generally accepted auditing standards. Those
standards require that I plan and perform the audit to obtain reasonable assurance about
whether the financial statements are free from material misstatement. An audit includes
examining, on a test basis, evidence supporting the amounts and disclosures in the
financial statements. An audit also includes assessing the accounting principles used and
significant estimates made by management, as well as evaluating the overall financial
statement presentation. I believe that my audit provides a reasonable basis for my
opinion.

In my opinion, the financial statements referred to above, no material differences were
noted in audited computation of net capital and the unaudited Part II or part II A.
Further, no material inadequancies were found to exist.

In my opinion, the financial statements referred to above present fairly, in all material
aspects, the financial position of Shree Krisn Investments, Inc. as of December 31, 2002
and the results of their operations and their cash flows for the year then ended in
conformity with accepted accounting principles.

NILESH TOPIWALA,C.P.A.
SCHILLER PARK,IL 60176.
April 09, 2003.

SHREE KRISN INVESTMENTS,INC.
RECONCILIATION OF NET CAPITAL
FOR THE YEAR ENDED DECEMBER 31,2002

		AS PER AUDITED REPORT	AS PER PART II A
BEGINNING NET WORTH		109,080	109,080
INCOME YEAR TO DATE			
INCOME	(15,610)		
EXPENSE	9,039	(24,649)	(24,649)
ADJUSTED NET WORTH		84,431	84,431
CAPITAL WITHDRAWAL		4,900	4,900
SUBORDINATED LOANS			
TOTAL AVAILABLE CAPITAL		79,531	79,531
LESS: NONALLOWABLE CAPITAL			
PROPERTY & EQUIPMENT (NET OF DEPRECIATION)		0	0
ORGANIZATION COST (NET OF DEPRECIATION)		0	0
		79,531	79,531
TENTATIVE NET CAPITAL LESS:		79,531	79,531
HAIRCUTS ON EQT. SECURUTIES-10% OF 38,337		3,838	3,838
NET CAPITAL		75,693	75,693

SHREE KRISN INVESTMENTS, INC.
SCHEDULE OF CURRENT ASSETS
December 31,2002

INVESTMENT

INVESTMENTS	149,016.64	
INVESTMENTS-Change In Value	(110,679.39)	
TOTAL INVESTMENT		$ 38,337.25

Shree Krisn Investments, Inc.

Statement of changes in stock holder's equity, for 12 months ending 12/31/2002

Total stockholder's equity as of 12/31/2001	$ 109,079.37
Total stockholder's equity as of 12/31/2002	$ 79,530.50
Changes in stockholder's equity during the year 2002	$ (29548.87)

Statement of Changes in liabilities subordinated to claims of creditors:
For 12 months ending 12/31/2002

Liabilities subordinated to claims of creditors as of 12/31/2001	$ 0.00
Liabilities subordinated to claims of creditors as of 12/31/2002	$ 0.00
Changes in liabilities subordinated to claims of creditors During above 12 months	$0.00

Financial Statements

of
SHREE KRISN INVESTMENTS,INC
For the Period Ended December 31, 2002

SHREE KRISN INVESTMENTS,INC
Income Statement
For the Period Ended December 31, 2002

		12 Months Ended Dec. 31, 2002	Pct
Revenue			
Commission	$	8,843.23	(56.65)
Interest & Dividend Income		2,555.13	(16.37)
Unrealized Gain		(27,008.79)	173.02
Total Revenue		(15,610.43)	100.00
Operating Expenses			
Accounting		1,650.00	(10.57)
Advertising		150.00	(0.96)
Appraisal Fee		125.00	(0.80)
Commissions		2,291.55	(14.68)
Licenses and Fees		1,733.33	(11.10)
Office Expeses		427.96	(2.74)
Postage		102.00	(0.65)
Taxes - Other		2.40	(0.02)
Telephone		2,556.21	(16.38)
Total Expenses		9,038.45	(57.90)
Operating Income		(24,648.88)	157.90
Net Income (Loss)	$	(24,648.88)	157.90

SHREE KRISN INVESTMENTS,INC
Balance Sheet
December 31, 2002

Assets

Current Assets				
Investment	$	38,337.25		
Money Market Account		16,193.25		
Total Current Assets			$	54,530.50
Fixed Assets				
Equipment		2,436.00		
Accumulated Depreciation		(2,436.00)		
Other Assets				
Deposits-RPR		25,000.00		
Organization Expense		4,265.00		
Accumulated Amortization		(4,265.00)		
Total Other Assets				25,000.00
Total Assets			$	79,530.50

SHREE KRISN INVESTMENTS,INC
Balance Sheet
December 31, 2002

Liabilities and Equity

Current Liabilities
Long Term Liabilities
Equity

Capital Stock	100.00
Equity	64,936.00
Retained Earnings	39,143.38
Current Income (Loss)	(24,648.88)

Total Equity	79,530.50
Total Liabilities & Equity	$ 79,530.50

SHREE KRISN INVESTMENTS,INC.
Staement Of Cash Flows
For the Period Ended December 31,2002
Increase (Decrease) in Cash or Cash Equivalents

Cash Flow from Operating Activities
Net Income (Loss) $ (24,648.88)
Adjustments to Reconcile Cash Flow
Decrease (Increase) in Current Assets
Increase (Decrease) in Current Liabilities

     Cash Provided (Used) by Operations $ (24,648.88)

Cash Flow from Investing Activities
Sales (Purchases) of Assets

Cash Flow from Financing Activities
Cash (Used) or provided by :
Equity $ (4,900.00)

     Cash Provided (Used) by Financing $ (29,548.88)

Cash at Beginning of Period $ 84,079.37

Cash at End of Period $ 54,530.49